UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of August, 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




Regulatory News Service



10 August 2004


Dear Sirs


SPIRENT PLC: MR ANDERS GUSTAFSSON - NOTIFICATION OF DIRECTORSHIPS PURSUANT TO LISTING RULE 16.4


As previously notified, Mr Anders Gustafsson was appointed as Chief Executive of Spirent plc with effect from 2 August 2004. In respect of this appointment, there are no other such details that need to be disclosed pursuant to Chapter
16.4 of the UK Listing Rules.



Yours faithfully


Luke Thomas
Deputy Company Secretary
Spirent plc
Tel: (44) (0) 1293 767676


 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 10 August, 2004                      By   ____/s/ Luke Thomas____

                                                    (Signature)*